Exhibit 99.1

Dominion Diamond Corporation reports Diavik and Ekati Diamond Mine Fourth Calendar Quarter Production

TORONTO, Jan. 15, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC) (NYSE: DDC) (the "Company") reports Diavik and Ekati Diamond Mine fourth calendar quarter production results.

Diavik Diamond Mine

The fourth calendar quarter of 2013 saw a continuing strong performance from the Diavik Diamond Mine. During the fourth calendar quarter of 2013, the Diavik Diamond Mine produced (on a 100% basis) 2.1 million carats from 0.54 million tonnes of ore processed compared to 1.9 million carats from 0.47 million tonnes of ore processed in the comparable quarter of the prior year.

Processing volumes in the fourth quarter were 16% higher than the prior year's comparable quarter. This was a result of improvements in the mining rates as the underground ramp up progressed throughout the year to full production from all three pipes.

A new mine plan and budget for calendar 2014 is under final review by Rio Tinto plc and the Company. The plan for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.1 million carats from the mining and processing of approximately 1.9 million tonnes of ore.  Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.8 million tonnes from A-154 South and approximately 0.4 million tonnes from A-418 kimberlite pipes. In addition to the 6.1 million carats produced from underground mining there will be production from reprocessed plant rejects (RPR) and production from the improved recovery of small diamonds. This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from RPR and 0.2 million carats from the improved recovery process.

Ekati Diamond Mine

With the Company's senior management now firmly established in Yellowknife, the Ekati Diamond Mine is performing well.  During the fourth calendar quarter of 2013, the Ekati Diamond Mine produced (on a 100% basis) 0.4 million carats from the processing of 0.9 million tonnes of ore from the reserves. Activities through the calendar quarter continued to focus on ore production from the Fox open pit, and Koala and Koala North underground. The Company also recovered 0.1 million carats from the processing of 0.1 million tonnes of coarse ore rejects and diamond bearing kimberlite excavated from satellite bodies in the Misery open pit (referred to as Misery South & Southwest).

A new mine plan and budget for fiscal 2015 is under final review by the Company.  In fiscal 2015, the Ekati Diamond Mine expects to process (on a 100% basis) approximately 2.7 million tonnes from the mineral reserve and produce approximately 1.0 million carats. The Company expects to process approximately 1.7 million tonnes from the Fox pipe (including stockpiles) and approximately 1.0 million tonnes split between Koala phase 5 and phase 6 & 7. Additional plant feed to keep the processing plant at capacity for the period will be sourced from additional levels in the Koala North underground (inferred mineral resources), the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of coarse ore rejects. The Koala North underground, Misery South and Southwest satellite bodies as well as the coarse ore rejects are not included in the Company's reserves and resource statement and are therefore considered incremental to production.

Winter Road, Drilling Programme and Permitting

The Winter Road is expected to open in approximately two weeks and the relevant equipment will be mobilized via that road.  The Company is working on a pre-feasibility study for the Jay Cardinal project which it aims to complete in calendar 2014.

The diamond and sonic core drilling programme which will be carried out at the Jay and Cardinal pipes and along alignments for the dikes planned for the proposed development is expected to commence in early-mid February 2014.

Permitting of both the Lynx kimberlite pipe and the Jay-Cardinal kimberlite pipes is proceeding as expected.  Dates have been set in early February 2014 for public hearings on Lynx which has advanced directly to the permitting phase. At the same time, public scoping sessions are being held for Jay-Cardinal in order that the upcoming environmental assessment adequately focusses on issues of public interest.  In parallel, and in support of the processes laid out by regulators, the Company continues discussions with its community partners in order to design the projects in a manner which minimizes any potential environmental impacts and at the same time maximizes local economic benefit.

Updated Life of Mine Plans

The Company expects to release an updated life-of-mine plan for both the Diavik Diamond Mine and the Ekati Diamond Mine including current estimates for anticipated annual production by pipe and associated operating and capital costs shortly.

Diavik Diamond Mine

For the 2013 calendar year, the Diavik Diamond Mine performed ahead of target, producing (on a 100% basis) 7.2 million carats from 2.1 million tonnes of ore processed compared to production of 7.2 million carats from 2.1 million tonnes of ore processed in the calendar 2012.

DIAVIK DIAMOND MINE PRODUCTION 40% BASIS

For the three months ended December 31, 2013				For the three months ended December 31, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South A-154 North A-418 RPR	51 69 94 2	220 144 418 44	4.28 2.10 4.46 -	67 42 77 0.6	313 89 344 14	4.66 2.11 4.49 -
Total	216	826	3.66 (a)	187	760	4.01(a)

(a) Grade has been adjusted to exclude RPR

For the twelve months ended December 31, 2013				For the twelve months ended December 31, 2012
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South A-154 North A-418 RPR	228 288 326 6	976 606 1,160 155	4.29 2.11 3.56 -	166 173 482 2	750 354 1,732 55	4.52 2.05 3.59 -
Total	848	2,897	3.26 (a)	823	2,892	3.45 (a)

(a) Grade has been adjusted to exclude RPR

Cost of Sales and Cash Cost of Production

Based on the current mine plan for the Diavik Diamond Mine for calendar 2014, the Company currently expects its 40% share of the cost of sales for the Diavik Diamond Mine in fiscal 2015 to be approximately $280 million (including depreciation and amortization of approximately $100 million). The Company's 40% share of the cash cost of production at the Diavik Diamond Mine for calendar 2014 is expected to be approximately $155 million at an assumed average Canadian/US dollar exchange rate of $1.05.

Capital Expenditures

The Company currently expects Dominion Diamond Diavik Limited Partnership's 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2015 to be approximately $20 million, assuming an average Canadian/US dollar exchange rate of $1.05.

Ekati Diamond Mine

During the period from April 10, 2013 to December 31, 2013, the Company (on a 100% basis) has mined a total of 4.2 million tonnes from the Ekati Diamond Mine from reserves with approximately 3.5 million tonnes from the Fox pipe, approximately 0.2 million tonnes sourced from Koala Phase 5, approximately 0.2 million tonnes from Koala Phase 6 & 7, and slightly under 0.3 million tonnes from Koala North.  During this period, production (on 100% basis) was 1.1 million carats from the processing of 2.8 million tonnes of ore from the reserves. The Ekati Diamond Mine also produced 0.33 million carats from the processing of 0.30 million tonnes of coarse ore rejects and diamond bearing kimberlite excavated from Misery South & Southwest.

EKATI DIAMOND MINE PRODUCTION 80% BASIS

For the three months ended December 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Koala Phase 5 Koala Phase 6 Koala North Fox Misery South & Southwest Coarse Ore Rejects	46 67 63 576 34 29	19 82 48 157 44 18	0.42 1.21 0.75 0.27 1.33 0.60
Total	815	367	0.45

EKATI DIAMOND MINE PRODUCTION 80% BASIS

For the period from April 10, 2013 (date of acquisition) to December 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Koala Phase 5 Koala Phase 6 Koala North Fox Misery South & Southwest Coarse Ore Rejects	145 156 187 1,710 176 63	57 199 140 514 238 23	0.39 1.27 0.75 0.30 1.36 0.37
Total	2,437	1,172	0.48

Cost of Sales and Cash Cost of Production

Based on the current mine plan for the Ekati Diamond Mine for fiscal 2015, the Company currently expects cost of sales at the Ekati Diamond Mine (on a 100% basis) in fiscal 2015 to be approximately $520 million (including depreciation and amortization of approximately $125 million). The cash cost of production at the Ekati Diamond Mine for fiscal 2015 is expected to be approximately $360 million (on a 100% basis) at an assumed average Canadian/US dollar exchange rate of $1.05.

Capital Expenditures

The planned capital expenditures for the core zone at the Ekati Diamond Mine for fiscal 2015 (on a 100% basis) are expected to be approximately $195 million at an assumed average Canadian/US dollar exchange rate of $1.05. The planned capital expenditures include approximately $100 million for the continued development of the Misery Pipe, consisting largely of mining costs to achieve ore release, and approximately $55 million towards the development of the Pigeon Pipe.

Pricing

Based on the Company's sales during the fourth calendar quarter of 2013 and the current diamond recovery profile of the Diavik and Ekati processing plants, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.  The prices for the diamonds recovered from Misery South and Southwest extension as well as the coarse ore rejects that are not in reserves are expressed as ranges since there is limited sample data available.

Diavik Ore Type	December 2013 Average Price per Carat (in US dollars)	Ekati Ore Type	December 2013 Average Price per Carat (in US dollars)
A-154 South	$140	Koala Phase 5	$350
A-154 North	$180	Koala Phase 6	$405
A-418	$100	Koala North	$420
RPR	$50	Fox	$305
		Misery South & South West	$80 - 100
		Coarse Ore Rejects	$65 - 120

Non-IFRS Measure
This disclosure refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance.  This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods.  Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs.  Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IRFS.  This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  This measure is not necessarily indicative of net profit or cash flow from operations as determined by IFRS.

Qualified person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information
Certain information included herein, including information about mining activities, estimated production from the Company's mining properties, cost of sales and cash cost of production estimates and planned capital expenditures, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plans for each of the Diavik Diamond Mine and the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company's mineral properties; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company's mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 19:00e 15-JAN-14